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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              VORNADO REALTY TRUST
                              --------------------
                                (Name of Issuer)

         COMMON SHARES OF BENEFICIAL INTEREST, $0.04 PAR VALUE PER SHARE
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    929042109
                                    ---------
                                 (CUSIP Number)

                                William G. Farrar
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 29, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                        Exhibit Index Appears on Page 10
SEC 1746 (03-00)

                                  SCHEDULE 13D

-------------------------------                ---------------------------------
CUSIP NO.  929042109                               PAGE  2  OF  10  PAGES
-------------------------------                ---------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                INTERSTATE PROPERTIES
                22-1858622
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                NEW JERSEY
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                                 8,943,000
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING                   8,943,000
      PERSON        ------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,943,000
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
                                                                             [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                ---------------------------------
CUSIP NO.  929042109                               PAGE  3  OF  10  PAGES
-------------------------------                ---------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                STEVEN ROTH
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                UNITED STATES
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                                 5,907,800
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY                  8,943,000
     OWNED BY       ------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING                   5,907,800
      PERSON        ------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER
                                 8,943,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                14,850,800
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
                                                                             [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.5%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                ---------------------------------
CUSIP NO.  929042109                               PAGE  4  OF  10  PAGES
-------------------------------                ---------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                RUSSELL B. WIGHT, JR.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                UNITED STATES
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                                 856,800
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY                  8,943,000
     OWNED BY       ------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING                   856,800
      PERSON        ------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER
                                 8,943,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,799,800
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
                                                                             [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                ---------------------------------
CUSIP NO.  929042109                               PAGE  5  OF  10  PAGES
-------------------------------                ---------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                DAVID MANDELBAUM
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                UNITED STATES
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                                 1,818,998
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY                  8,943,000
     OWNED BY       ------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING                   1,818,998
      PERSON        ------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER
                                 8,943,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                10,761,998
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)
                                                                             [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                IN
--------------------------------------------------------------------------------

         Interstate Properties, a partnership organized under the laws of New Jersey ("Interstate"), and Steven Roth, Russell B. Wight, Jr. and David Mandelbaum, each of whom are general partners of Interstate (collectively with Interstate, the "Reporting Persons"), hereby amend their Statement on Schedule 13D filed with respect to the common shares of beneficial interest, par value $0.04 per share (the "Shares"), of Vornado Realty Trust, a real estate investment trust organized under the laws of the State of Maryland (the "Company"). This Amendment No. 2 to Schedule 13D of the Reporting Persons ("Amendment No. 2") amends the Statement on Schedule 13D of the Reporting Persons filed on May 6, 1993 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D of the Reporting Persons filed on April 22, 1997 ("Amendment No. 1"), only with respect to those items listed below:

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended by deleting the text ", which has its principal executive offices at Park 80 West, Plaza II, Saddle Brook, NJ 07663" and adding the following sentence as the last sentence thereof:

         The principal executive offices of the Company are located at 888 Seventh Avenue, New York, New York 10019.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 (b)-(c) is hereby amended by deleting and restating the second, third, fourth and fifth sentences thereof as follows:

         (b)-(c) Interstate is located at 210 Route 4 East, Paramus, New Jersey 07652. Mr. Roth's business address is 888 Seventh Avenue, New York, New York 10019. Mr. Roth's principal occupation is as a Managing General Partner of Interstate, Chairman and Chief Executive Officer of the Company, Chairman and Chief Executive Officer of Vornado Operating Company ("Vornado Operating") and Chief Executive Officer and a director of Alexander's, Inc. ("Alexander's"). The Company's and Alexander's principal businesses are leasing, managing, developing and redeveloping real estate properties. Vornado Operating operates businesses conducted at properties it leases from the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) On October 20, 1997, the Company paid a 100% Share dividend to its shareholders. The holdings of Interstate and Mr. Roth, Mr. Wight and Mr. Mandelbaum were adjusted to reflect this two-for-one split of the Shares. Subsequent to such time, Interstate has made distributions of Shares to its partners, including as further described below in Item 5(c) of this Amendment No. 2. Additionally, each of the charitable foundations established by Mr. Roth and Mr. Wight, respectively, described further below, has made dispositions of Shares, and Mr. Wight has contributed Shares to the charitable foundation established by him.

         The Company has also granted to Mr. Roth options under the Company's 1993 Omnibus Share Plan to purchase Shares, which have now vested, as compensation for his services as Chief Executive Officer of the Company.

         On May 29, 2002, each of Messrs. Roth and Wight sold Shares pursuant to Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended, as further described below in Item 5(c) of this Amendment No. 2.

         As of the close of business on May 29, 2002, Interstate owned in the aggregate 8,943,000 Shares, which constitutes approximately 8.4% of the outstanding Shares, based on approximately 106,663,517 of such Shares outstanding on May 17, 2002. As general partners of Interstate, Messrs. Roth, Wight and Mandelbaum may be deemed to share the power to vote or to direct the vote or to dispose or to direct the disposition of the 8,943,000 Shares held by Interstate. Subject to the pledge agreement (described in Item 6 of Amendment No.1), as modified as described in Item 6 of this Amendment No.2, each partner has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares held by each partner directly or in such partner's charitable foundation.

         On May 29, 2002, Mr. Roth owned directly 5,855,000 Shares (which includes options for 3,505,000 Shares) and had the right to vote and dispose of 52,800 Shares held in a charitable foundation, for an aggregate of 14,850,800 or 13.5% of the outstanding Shares, which amount includes the Shares held by Interstate. On May 29, 2002, Mr. Wight owned directly 805,000 Shares and had the right to vote and dispose of 51,800 Shares held in a charitable foundation, for an aggregate of 9,799,800, or 9.2% of the outstanding Shares, which amount includes the Shares held by Interstate. On May 29, 2002, Mr. Mandelbaum owned 1,818,998 Shares directly, for an aggregate of 10,761,998 Shares, or 10.1% of the outstanding Shares, which amount includes the Shares held by Interstate. While Interstate and its partners may be considered a group, Interstate disclaims any beneficial ownership of the Shares held by its partners individually and each partner disclaims any beneficial ownership of the Shares held individually by the other partners. The aggregate beneficial ownership of Interstate and its three partners is 17,526,598 Shares, or 15.9% of the outstanding Shares.

         (c) During the last 60 days, the following transactions in the Shares were effected by Interstate or any of its three partners:

         On April 12, 2002, the charitable foundation established by Mr. Wight sold 5,000 Shares at a price of $46.25 per Share. This sale was effected by the charitable foundation in a brokerage transaction on the New York Stock Exchange ("NYSE").

         On May 29, 2002, Interstate made a distribution to its partners of 3,500,000 Shares in the aggregate, with no partner receiving in excess of his economic interest in Interstate's assets.

         On May 29, 2002, Mr. Wight sold 650,000 Shares to a market maker pursuant to Rule 144 at a net sale price of $43.90 per Share in a transaction on the NYSE.

         On May 29, 2002, Mr. Roth sold 650,000 Shares to a market maker pursuant to Rule 144 at a net sale price of $43.90 per Share in a transaction on the NYSE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following paragraphs after the last paragraph thereof:

         In connection with the merger of Charles E. Smith Commercial Realty L.P. with and into a subsidiary of the Company, which was consummated on January 1, 2002, Mr. Roth, Michael D. Fascitelli, the Company's President and a member of the Company's Board of Trustees, and Interstate, who collectively beneficially own, as of May 29, 2002, Shares representing 17.5% of the outstanding Shares, have entered into an agreement with Robert H. Smith, a member of the Company's Board of Trustees and Chairman of the Charles E. Smith Commercial Division of the Company, each as of January 1, 2002, and Robert P. Kogod, a member of the Company's Board of Trustees as of January 1, 2002, and Charles E. Smith Commercial Realty L.L.C., dated as of December 31, 2001 (the "Voting Agreement"), pursuant to which they are obligated to vote all of the Shares which they own (or over which they exercise voting control) in favor of the election of Messrs. Kogod and Smith (or their permitted designees) to the Company's Board of Trustees until the earlier to occur of (i) January 1, 2008 or
(ii) the date on which, under the terms of the merger agreement for the merger referenced above, none of Mr. Smith, Mr. Kogod or their respective designees is entitled to be nominated for election to the Board of Trustees. Under the terms of such merger agreement, upon the death of Mr. Smith, the Smith family will no longer have the right to designate a nominee for election to the Board of Trustees, and upon the death of Mr. Kogod, the Kogod family will no longer have the right to designate a nominee for election to the Board of Trustees; provided that upon the deaths of both Mr. Smith and Mr. Kogod, the Smith and Kogod families will have the right jointly to appoint one designee approved by the Company to complete any unexpired term and to be nominated for election as a trustee for the remaining six-year period that Mr. Smith and Mr. Kogod would have been entitled to be nominated for election to the Board of Trustees. Furthermore, if the members of the Smith family or the Kogod family and their permitted transferees beneficially own less than 75% in number of the Class A Units of limited partnership interest of Vornado Realty L.P. units issued to such family in the merger, the Company will no longer be obligated to provide Mr. Smith or Mr. Kogod, respectively, or their designees, the rights described above. Upon the termination of such rights, the obligations of Mr. Roth, Mr. Fascitelli and Interstate under the voting agreement shall terminate.

         The foregoing is qualified in its entirety by reference to the Voting Agreement, attached hereto as Exhibit 4.

         In addition, by letter agreement dated May 29, 2002, between the Company and Mr. Roth, the Company has released the Shares from the pledge agreement described in Item 6 of Amendment No. 1, and Mr. Roth has pledged options to purchase Shares, or such other collateral satisfactory to the Company, subject to the terms and conditions of the pledge agreement. See
Exhibit 5 filed in connection with this Amendment No. 2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following items to the list of exhibits contained therein:

         Exhibit 4 Voting Agreement, dated as of December 31, 2001, by and among Interstate Properties, Steven Roth, Michael D. Fascitelli, Robert H. Smith, Robert P. Kogod and Charles E. Smith Commercial Realty L.P.

         Exhibit 5 Letter Agreement, dated May 29, 2002, from Vornado Realty Trust to Steven Roth.

         Exhibit 6 Agreement of Joint Filing, dated as of May 29, 2002, among Interstate Properties, Steven Roth, Russell B. Wight and David Mandelbaum.

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:  May 29, 2002



                                            INTERSTATE PROPERTIES

                                         By: /s/ STEVEN ROTH
                                            ------------------------------------
                                            Name:   Steven Roth
                                            Title:  Managing General Partner


                                            STEVEN ROTH

                                            /s/ STEVEN ROTH
                                            ------------------------------------
                                            Name:  Steven Roth


                                            RUSSELL B. WIGHT, JR.

                                            /s/ RUSSELL B. WIGHT, JR.
                                            ------------------------------------
                                            Name:  Russell B. Wight, Jr.


                                            DAVID MANDELBAUM

                                            /s/ DAVID MANDELBAUM
                                            ------------------------------------
                                            Name:  David Mandelbaum

                                  EXHIBIT INDEX


Exhibit Number       Description
--------------       -----------

      4 Voting Agreement, dated as of December 31, 2001, by and among Interstate Properties, Steven Roth, Michael D. Fascitelli, Robert H. Smith, Robert P. Kogod and Charles E. Smith Commercial Realty L.P.

      5 Letter Agreement, dated May 29, 2002, from Vornado Realty Trust to Steven Roth.

      6 Agreement of Joint Filing, dated as of May 29, 2002, among Interstate Properties, Steven Roth, Russell B. Wight and David Mandelbaum.